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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed  pursuant to Section  16(a) of the  Securities  Exchange  Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

    Mills                James                     N.
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   (Last)               (First)                 (Middle)

  101 South Hanley, Suite 400
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                                    (Street)

  St. Louis             Missouri                63105
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   (City)               (State)                 (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   Viasystems Group, Inc. (NYSE: VG)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

   December, 2000
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer

   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [ X ]   Officer (give title below)           [   ]   Other (specify below)

                Chairman of the Board and Chief Executive Officer
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7.  Individual or Joint/Group Reporting (Check Applicable Line)

    [ X ] Form Filed by One Reporting Person
    [   ] Form Filed by More Than One Reporting Person
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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                            6.
                                                             4.                              5.             Owner-
                                                             Securities Acquired (A)         Amount of      ship
                                                3.           or Disposed of (D)              Securities     Form:     7.
                                                Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                  2.            Code         ---------------------------     Owned at End   (D) or    Indirect
1.                                Transaction   (Instr. 8)                (A)                of Month       Indirect  Beneficial
Title of Security                 Date          ------------     Amount   or     Price       (Instr. 3      (I)       Ownership
(Instr. 3)                        (mm/dd/yy)     Code     V               (D)                and 4)         (Instr.4) (Instr. 4)
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Common Stock, $0.01 Par Value      12/22/00        P             50,000     A    $7.25              93,433     D
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Common Stock, $0.01 Par Value                                                                    3,164,906     I    By JNM Family
                                                                                                                    Partnership/
                                                                                                                    James N. Mills
                                                                                                                    Revocable
                                                                                                                    Living Trust(1)
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---------------

(1) Ten Thousand (10,000) shares are in the James N. Mills Revocable Living Trust and Three Million One Hundred Fifty-Four Thousand Nine Hundred and Six (3,154,906) shares are in the JNM Family Partnership.



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one
reporting person, see Instruction 4(b)(v).

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:



        /s/ James N. Mills                                     12/22/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB Number.

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